EXHIBIT 99.1

                      [Graphic omitted][Videsh Sanchar Nigam Limited Letterhead] HQ/CS/CL.24B/9041
14 May 2002


Sir,
            Sub : Open Offer made by Panatone Finvest Limited

This is further to our earlier letter dated 9 May, 2002. M/s. Panatone Finvest Limited have issued a press release w.r.t the Open Offer made by Panatone Finvest Limited together with other Tata Companies, for acquiring up to 57 million equity shares (including shares underlying the ADSs), representing 20% of the paid up share capital of Videsh Sanchar Nigam Limited (VSNL), at a price of Rs.202 per share. The extracts from the said press release which is also seen on BSE Website (www.bseindia.com) is as follows:


"THE OPEN OFFER  MADE BY  PANATONE  FINVEST  LIMITED  TOGETHER  WITH  OTHER TATA
COMPANIES, FOR ACQUIRING UP TO 57 MILLION EQUITY SHARES (INCLUDING SHARES UNDERLYING THE ADSS), REPRESENTING 20% OF THE PAID UP SHARE CAPITAL OF VIDESH SANCHAR NIGAM LIMITED (VSNL), AT A PRICE OF RS.202 PER SHARE, CLOSED ON 09TH MAY, 2002.

AS PER THE INFORMATION GIVEN BY THE REGISTRARS TO THE OFFER, ABOUT 87.6 MILLION EQUITY SHARES (INCLUDING SHARES UNDERLYING THE ADSS) OF VSNL HAVE BEEN TENDERED UNDER THE OFFER. SCRUTINY OF THE DOCUMENTS IS UNDERWAY TO DETERMINE THE VALID TENDERS. PANATONE WILL ACCEPT UP TO 57 MILLION EQUITY SHARES OF VSNL UNDER THE OFFER, ON A PRO RATA BASIS"

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


/s/ R.N. Aditya
R.N. Aditya
Assistant Company Secretary

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114,
     FAX 837 5646

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199